November 23, 2005

Mr. Jay Mumford
Division of Corporate Finance
U.S. Securities & Exchange Commission
Mail Stop 0603
Washington, D.C.  20549

         Re:      Wimax EU, Ltd
                  Amendment No.3 to Registration Statement to Form SB-2 Filed October 21, 2005
                  File No. 333-123351

Dear Mr. Mumford:

We represent Wimax EU, Ltd ("Wimax" or the "Company"). We are in receipt of your letter dated November 2, 2005 regarding the above referenced filing and the following are our responses:

     1. Please refer to our prior comment 11 from our letter dated September 13, 2005 regarding your outstanding shares having apparently exceeded your authorized shares at December 31, 2004. It is unclear how this does not result in you issuing shares that were not authorized. Please explain.

  Answer: Please note that all stockholders of record who owned greater than 2,001 shares of the Company's common stock agreed to waive their right to receive shares pursuant to the 5 for 1 forward split effected on February 15, 2005. Accordingly, each of such shareholders signed a Shareholder Waiver Agreement dated February 14, 2005 which have been included in the SB-2 as exhibits. Pursuant to such waivers, these shareholders were not issued shares pursuant to the stock split as they had relinquished all rights to such shares. Accordingly, the Company has amended its financial statements for the year ended December 31, 2004 and for the quarter ended September 30, 2005 so as to not apply the forward split to the shares held by the waiving shareholders. Therefore, the revised financial statements reflect the accurate number of shares outstanding which do not exceed the number of shares authorized.



     2. Please reconcile the exercise prices of the stock options mentioned on pages 13 and 14.

 Answer: The SB-2 has been amended to correctly reflect the exercise price of $0.50 for the stock options held by Christopher Lee Miles.



ANSLOW & JACLIN, LLP


BY: /s/ GREGG E. JACLIN
   -------------------
   GREGG E. JACLIN